1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/08/13:	New appointment of Administration Senior Executive Vice President
99.02	Announcement on 2019/08/13:	The Board approved the appointment of senior management
99.03	Announcement on 2019/08/13:	IPTV Set-top-box acquisition with total amount exceeding NT$300 million
99.04	Announcement on 2019/08/14:	To announce the differences between the second quarter of 2019 financial statements under Taiwan-IFRSs and IFRSs
99.05	Announcement on 2019/08/22:	New appointment of Senior Executive Vice President of Investment
99.06	Announcement on 2019/08/30:	Renewal announcement: Chunghwa System Integration, the Company's subsidiary announces the acquisition of right-of-use asset from the Company
99.07	Announcement on 2019/09/10 :	Chunghwa Telecom announces its operating results for August 2019
99.08	Announcement on 2019/09/10 :	August 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

New appointment of Administration Senior Executive Vice President

Date of events: 2019/08/13

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): important personnel

2.Date of occurrence of the change:2019/08/13

3.Name, title, and resume of the replaced person:

Tian-Tsair Su, former Vice President of Corporate Planning Department of the company, Master's degree in Electrical Engineering from National Cheng Kung University.

4.Name, title, and resume of the replacement:

Ivan Lin(林昭陽), President of the Southern Taiwan Business Group and former Vice President of the Enterprise Business Group of the company, Ph.D. in Electronic and Computer Engineering from National Taiwan University of Science and Technology.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.Reason for the change: position adjustment

7.Effective date: the day on which the new Administration Senior Executive Vice President assumes office.

8.Any other matters that need to be specified: None

EXHIBIT 99.02

The Board approved the appointment of senior management

Date of events: 2019/08/13

Contents:

1.Date of occurrence of the event:2019/08/13

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):Head office

4.Reciprocal shareholding ratios: NA

5.Cause of occurrence: The 2nd meeting of the 9th Term Board of Directors approved the appointment of the management as follows:

Ivan Lin(林昭陽), President of the Southern Taiwan Business Group, will be appointed to a new position and be discharged from the current position on the same day. Yi-Fong Chang, Chairman of Honghwa International Co., Ltd., will be promoted to succeed the position of President of the Southern Taiwan Business Group on the same day.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.03

IPTV Set-top-box acquisition with total amount exceeding NT$300 million

Date of events: 2019/08/13

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): MOD UHD IPTV Set-Top Box

2.Date of the occurrence of the event:2018/12/06~2019/08/13

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:NTD494,332,000

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd.；subsidiary

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: selected through the most advantageous tender

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: In accordance with the contract.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Name of the appraiser: N/A

12.Practice certificate number of the appraiser: N/A

13.Is the appraisal report price a limited price or specific price?: N/A

14.Has an appraisal report not yet been obtained?: N/A

15.Reason for an appraisal report not been obtained: N/A

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.Name of the CPA firm: N/A

18.Name of the certifying CPA: N/A

19.The practice certificate number of the CPA: N/A

20.Broker and broker's fee: N/A

21.Concrete purpose or use of the acquisition or disposal: IPTV client side device

22.Do the directors have any objection to the present transaction?: N/A

23.Is it a related party transaction?: YES

24.Date of the board of directors’ resolution: 2019/08/13

25.Date of the recognition of the supervisors or the board of independent directors’ resolution: 2019/08/08

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?: No

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.Any other matters that need to be specified: N/A

EXHIBIT 99.04

To announce the differences between the second quarter of 2019 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2019/08/14

Contents:

1.Date of occurrence of the event: 2019/08/14

2.Of which year/ quarter financial report required to be adjusted: The second quarter of 2019

3.Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 ”Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (”Taiwan-IFRSs”)

4.Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the ”Company”) reported consolidated net income of NT$8,756,498 thousand and NT$17,283,211 thousand, consolidated net income attributable to stockholders of the parent of NT$8,568,370 thousand and NT$16,924,452 thousand, and basic earnings per share of NT$1.10 and NT$2.18 for the three months and six months ended June 30, 2019, respectively. The Company also reported total assets of NT$489,464,353 thousand, total liabilities of NT$121,218,254 thousand, and total equity of NT$368,246,099 thousand as of June 30, 2019.

5.Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (”IFRSs”)

6.Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$10,270 million and NT$18,361 million, consolidated net income attributable to stockholders of the parent of NT$10,044 million and NT$17,973 million, and basic earnings per share of NT$1.29 and NT$2.32 for the three months and six months ended June 30, 2019, respectively. The Company also reported total assets of NT$489,259 million, total liabilities of NT$122,100 million, and total equity of NT$367,159 million as of June 30, 2019.

7.Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.Any other matters that need to be specified:

Chunghwa Telecom's earnings distribution and stockholders' equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.05

New appointment of Senior Executive Vice President of Investment

Date of events: 2019/08/22

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): important personnel

2.Date of occurrence of the change:2019/08/22

3.Name, title, and resume of the replaced person:

Tian-Tsair Su, Administration Senior Executive Vice President, former Vice President of Corporate Planning Department of the Company, Master's degree in Electrical Engineering from National Cheng Kung University.

4.Name, title, and resume of the replacement:

Ivan Lin(林昭陽), President of Southern Taiwan Business Group and former Vice President of Enterprise Business Group of the Company, Ph.D. in Electronic and Computer Engineering from National Taiwan University of Science and Technology.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.Reason for the change: position adjustment

7.Effective date:2019/08/22

8.Any other matters that need to be specified:

Mr. Ivan Lin was appointed the Administration Senior Executive Vice President, and will also be the Senior Executive Vice President of Investment.

EXHIBIT 99.06

Renewal announcement: Chunghwa System Integration, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2019/08/30

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

(1) 3F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City

(2) B1 & 8F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

(3) 5F., No. *, Huaxin St., North Dist., Taichung City

(4) Rm. 313, 3F., No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City

(5) Rm. 311 & 312, 3F., No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City

2.Date of the occurrence of the event: 2019/08/30

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

(1) Lease area of 3F., No. 5*, Sec. 2, Jinshan S. Rd., Da'an Dist.,

     Taipei City: About 174.5 ping

     Price per unit: NT$1,370 per ping per month

     Total monthly: NT$239,065 (including tax)

     Total transaction amount: NT$5,737,560 (including tax)

     Right-of-use assets: NT$5,409,241

(2) Lease area of B1 & 8F., No. 3*, Aiguo E. Rd., Da’an Dist.,

     Taipei City: About 233.942 ping

     Price per unit: NT$1,513.884 per ping per month

     Total monthly: NT$354,161 (including tax)

     Total transaction amount: NT$8,499,864 (including tax)

     Right-of-use assets: NT$8,013,478

(3) Lease area of 5F., No. *, Huaxin St., North Dist., Taichung City:

     About 10 ping

     Price per unit: NT$900 per ping per month

     Total monthly: NT$9,000 (including tax)

     Total transaction amount: NT$324,000 (including tax)

     Right-of-use assets: NT$303,853

(4) Lease area of Rm. 313, 3F., No. 20*, Zhisheng Rd., Zuoying Dist.,

     Kaohsiung City: About 20 ping

     Price per unit: NT$800 per ping per month

     Total monthly: NT$16,000 (including tax)

     Total transaction amount: NT$560,000 (including tax)

     Right-of-use assets: NT$525,409

(5) Lease area of Rm. 311 & 312, 3F., No. 20*, Zhisheng Rd., Zuoying

     Dist., Kaohsiung City: About 55 ping

     Price per unit: NT$906.36 per ping per month

     Total monthly: NT$49,850 (including tax)

     Total transaction amount: NT$1,561,967 (including tax)

     Right-of-use assets: NT$1,467,889

The sum of transaction amount above: NT$16,683,391 (including tax)

The sum of right-of-use assets above: NT$15,719,870

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Trading counterpart: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The reason for choosing the related party as trading counterpart: For the company's overall business planning and requirements.

The identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

(1) Delivery or payment terms: monthly payment

     Lease period: 2019/12/01~2021/11/30

     Contractual restrictions and other important appointments: None

(2) Delivery or payment terms: quarterly payment

     Lease period: 2019/10/01~2021/09/30

     Contractual restrictions and other important appointments: None

(3) Delivery or payment terms: monthly payment

     Lease period: 2019/10/01~2022/09/30

     Contractual restrictions and other important appointments: None

(4) Delivery or payment terms: monthly payment

     Lease period: 2019/08/01~2022/06/30

     Contractual restrictions and other important appointments: None

(5) Delivery or payment terms: monthly payment

     Lease period: 2019/11/21~2022/06/30

     Contractual restrictions and other important appointments: None

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Trading decision method and price reference basis: bargaining according to market conditions

Decision unit: Board of Directors

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Name of the appraiser: N/A

12.Practice certificate number of the appraiser: N/A

13.Is the appraisal report price a limited price or specific price?: N/A

14.Has an appraisal report not yet been obtained?: N/A

15.Reason for an appraisal report not been obtained: N/A

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.Name of the CPA firm: N/A

18.Name of the certifying CPA: N/A

19.The practice certificate number of the CPA: N/A

20.Broker and broker's fee: N/A

21.Concrete purpose or use of the acquisition or disposal: Office premises

22.Do the directors have any objection to the present transaction?: No

23.Is it a related party transaction?: Yes

24.Date of the board of directors’ resolution: 2019/08/30

25.Date of the recognition of the supervisor the board of independent directors’ resolution: 2019/08/30

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?: Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.Any other matters that need to be specified:

(1) The Board of Directors approved the lease project of the following two properties and the company announced the acquisition of right-of-use asset on June 27, 2019.

     8F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

     5F., No. *, Huaxin St., North Dist., Taichung City

(2) Due to business needs, a revised lease is resubmitted and approved by the Board.

EXHIBIT 99.07

Chunghwa Telecom announces its operating results for August 2019

Date of events: 2019/09/10

Contents:

1.Date of occurrence of the event:2019/09/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for August 2019 was NT$ 16.99 billion. Compared to the same period last year, fixed-line voice revenue and mobile service revenue decreased mainly due to the continued market competition and VoIP substitution, while ICT project revenue decreased as well, which offset the increase of mobile handset sales revenue, Internet VAS revenue and MOD revenue. Operating costs and expenses were NT$ 13.28 billion. Operating income was NT$ 3.70 billion. Income before tax was NT$ 3.80 billion. Net income attributable to stockholders of the parent company was NT$ 2.96 billion. EPS was NT$0.38.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom

September 10, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug. 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
Aug.	Net sales	16,994,320	17,778,092	(-)783,772	(-)4.41%
Jan.-Aug.	Net sales	135,129,615	142,207,640	(-)7,078,025	(-)4.98%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,783,802

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	55,134
	Fair Value	-632
	The amount of unrealized gain(loss) recognized this year	264

Settled Position	Total amount of contract	570,322
	The amount of realized gain(loss) recognized this year	-4,046

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-1,069

Settled Position	Total amount of contract	550,693
	The amount of realized gain(loss) recognized this year	-1,766

b Trading purpose : None